EXHIBIT 99.3
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N E W S   R E L E A S E
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                          [LOGO - VIKING ENERGY TRUST]

NEWS RELEASE
OCTOBER 3, 2005

          VIKING ENERGY ROYALTY TRUST ANNOUNCES ITS 6.40% CONVERTIBLE
                DEBENTURES OFFERING INCREASED TO $175 MILLION
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CALGARY, OCTOBER 3, 2005 - Viking Energy Royalty Trust ("Viking") (TSX:VKR.UN)
(TSX:VKR.DB) announces that the underwriters of its offering of 6.40% Convertible Unsecured Subordinated Debentures (the "Debentures") have exercised their option to purchase an additional 25,000 Debentures on the same terms and conditions as previously announced bringing the total Debentures to be issued by Viking to $175 million. The closing of this offering is expected to occur on October 20, 2005.

Viking Energy Royalty Trust is an open-ended investment trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of its Trust Units who receive monthly distributions of the cash flow from the income generated. Viking currently has 173,158,032 Units outstanding which trade on the Toronto Stock Exchange (the "TSX") under the symbol "VKR.UN". Also listed on the TSX are $72.5 million of principal amount of Viking's 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB". Currently, Viking estimates the foreign ownership of its Trust Units to be approximately 25%.

For further information contact:

                                                 Viking Energy Royalty Trust
John Zahary, President and CEO                   Suite 400, 330-5th Avenue S.W.
         or                                      Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO
         or                                      Ph:  (403) 268-3175
Diane Phillips, Investor Relations               Toll Free:  1-877-292-2527
                                                 Email: vikingin@viking-roy.com


To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com